UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VIVUS, Inc.

File No. 001-33389 - CF#29555

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   VIVUS, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 26, 2013, as filed with reduced redactions in a Form 10-Q filed on May 8, 2013.

   Based on representations by VIVUS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.1   through April 30, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Jennifer Riegel
       Special Counsel